STARBOX GROUP HOLDINGS LTD.
VO2-03-07, VELOCITY OFFICE 2
LINGKARAN SV, SUNWAY VELOCITY
KUALA LUMPUR, MALAYSIA 55100

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V51984-P13996 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STARBOX GROUP HOLDINGS LTD.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Re-election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

01) Lee Choon Wooi
02) Khoo Kien Hoe
03) Lai Kwong Choy
04) Sung Ming-Hsuan
05) Ooi Bee Lian

The Board of Directors recommends you vote FOR the following proposals 2, 3, 4, 5 and 6:

	For	Against	Abstain
2. To ratify the appointment of Enrome LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2024.	☐	☐	☐
3. To authorize, establish and designate two new classes of ordinary shares of US$0.001125 par value each (the "Ordinary Shares"), being Class A Ordinary Shares (the "Class A Shares") and Class B Ordinary Shares (the "Class B Shares"), with each of the Class A Shares and the Class B Shares having the rights and privileges set out in the Notice.	☐	☐	☐
4. To redesignate (i) the 12,800,000 authorized and issued Ordinary Shares held by Nevis International B & T Sdn Bhd (the "Nevis Shares") as Class B Shares; (ii) 115,204,984 of the authorized and issued Ordinary Shares, not including the Nevis Shares, as Class A Shares; and (iii) 754,995,016 of the authorized but unissued Ordinary Shares as Class A Shares, (together, the "Share Restructure").	☐	☐	☐
5. To amend and restate: (i) the memorandum of association of the Company by the deletion of the existing memorandum of association in its entirety and the substitution in its place of the amended and restated memorandum of association in the form set forth in Appendix A to the Notice; and (ii) articles of association of the Company by the deletion of the existing articles of association in their entirety and the substitution in their place of the amended and restated articles of association in the form set forth in Appendix A to the Notice.	☐	☐	☐
6. To consent, for the purposes of article 17 of the Company's current articles of association as applicable, to any modification of rights of the Ordinary Shares effected by the Share Restructure.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement, Articles of Association, and Form 20-F are available at www.proxyvote.com.

V51985-P13996

Starbox Group Holdings Ltd.
Annual General Meeting of Shareholders
June 27, 2024 8:30 AM (Eastern Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Lee Choon Wooi and Khoo Kien Hoe, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Starbox Group Holdings Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 8:30 AM (Eastern Time), on June 27, 2024, at VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side